UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               CRITICAL PATH, INC.
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    22674V100
                                 --------------
                                 (CUSIP Number)

                                  May 23, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

                       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [_]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP No. 22674V100                                            Page 2 of 8 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                           4,886,746
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                           0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                            4,886,746
    With
                           8        Shared Dispositive Power
                                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     4,886,746

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                  6.55%

12       Type of Reporting Person*

                  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

Item 1(a)         Name of Issuer:

                  Critical Path, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  532 Folsom Street, San Francisco, California  94105.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Purnendu Chatterjee (the "Reporting Person").

                  This Statement relates to Shares (as defined herein) held for the accounts of Winston Partners, L.P., a Delaware limited partnership ("Winston L.P."), Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"), and the Reporting Person.

                  CFM is the general partner of Winston L.P. The Reporting Person is the sole general partner of CFM.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  The Reporting Person is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  22674V100

Item 3. If this statement is filed pursuant to ss.ss. 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of June 1, 2001, the Reporting Person may be deemed to be the beneficial owner of 4,886,746 Shares. This number consists of (A) 2,829,046 Shares held for the account of Winston L.P. (assumes the exercise of $5,700,000 principal amount of 5 3/4% Convertible Notes Due 2005 into 56,171 Shares), (B) 173,500 Shares held for the account of CFM and (C) 1,884,200 Shares held for the account of the Reporting Person.

                                                               Page 4 of 8 Pages

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 6.55% of the total number of Shares outstanding (assumes the exercise of $5,700,000 principal amount of 5 3/4% Convertible Notes Due 2005 into 56,171 Shares).

Item 4(c)         The number of Shares that the Reporting Person has:

  (i)             Sole power to vote or to direct the vote:            4,886,746

  (ii)            Shared power to vote or to direct the vote:                  0

  (iii)           Sole power to dispose or to direct the
                  disposition of:                                      4,886,746

  (iv)            Shared power to dispose or to direct the
                  disposition of:                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (ii) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of CFM in accordance with their partnership interests in CFM.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 8 Pages


Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 8 Pages




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: June 1, 2001                     PURNENDU CHATTERJEE


                                       By: /S/ PETER HURWITZ
                                           ------------------------------------
                                           Peter Hurwitz
                                           Attorney-in-Fact

                                                               Page 7 of 8 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney,  dated as of May 31, 1995, granted by Dr.
          Purnendu Chatterjee in favor of Mr. Peter Hurwitz...........     8